Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited** (the “Company”) is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

RECORD DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our board of directors (the “Board”) announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares and Series A convertible preferred shares, par value US$0.00005 per share (the “Shares”) to attend and vote at our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Wednesday, June 1, 2022, Hong Kong time (the “Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of Class A Ordinary Shares, par value US$0.00005 per share (the “Class A Ordinary Shares”) accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Wednesday, June 1, 2022, Hong Kong time. All persons who are registered holders of the Shares on the Shares Record Date will be entitled to attend and vote at the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by JP Morgan Chase Bank, N.A., as depositary of the ADSs, and representing our Class A Ordinary Shares are not entitled to attend or vote at the General Meeting. Holders of ADSs as of close of business on Wednesday, June 1, 2022, New York time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JP Morgan Chase Bank, N.A., the holder of record of Class A Ordinary Shares represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. Upon the timely receipt of a properly completed ADS voting instruction card, JP Morgan Chase Bank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Class A Ordinary Shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Class A Ordinary Shares on Wednesday, June 1, 2022, New York time, such holder of ADSs will not be able to instruct JP Morgan Chase Bank, N.A., as depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the canceled ADSs as described above, and will also not be a holder of those Class A Ordinary Shares as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued and provided to holders of our Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
GDS Holdings Limited ** Mr. William Wei Huang
Chairman and Chief Executive Officer

Hong Kong, May 18, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Lee Choong Kwong, and Mr. Gary J. Wojtaszek as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

*	For identification purposes only

**	Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited

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